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                       December 4, 2023

       Domenic Fontana
       Chief Financial Officer
       Good Gaming, Inc.
       415 McFarlan Road, Suite 108
       Kennett Square, PA 19348

                                                        Re: Good Gaming, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            File No. 000-53949

       Dear Domenic Fontana:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology